FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                       For the Month of:          MAY 2002



                              TAGALDER (2000) INC.
                 (Translation of registrant's name into English)


             44 ADDINGTON CRES., BRAMALEA, ONTARIO, CANADA  L6T 2R3
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __X__     Form 40-F ____



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ____     No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                              TAGALDER (2000) INC.

     On March 7, 2002, Tagalder (2000) Inc. (the "Company") filed a Registration Statement on Form 20-F (the "Registration Statement"). Pursuant to Rule 12(g)(1) of the Securities Exchange Act of 1934, the Registration statement became automatically effective on May 6, 2002 (the "Effective Date"). The review and comment process of the Securities and Exchange Commission has not yet been completed, and the Registration Statement is subject to substantial revision until such completion time. These revisions will include, but will not be limited to, inclusion of audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2001.

     The Company will file a Report on Form 6-K upon completion of the review and comment process with respect to the Registration Statement.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May  6,  2002              Tagalder  (2000)  Inc.

                                   /s/  L.  Murray  Eades
                                   _______________________________
                                   L.  Murray  Eades,  Chairman  of  the  Board

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